Form U-6B-2
Schedule I

Pepco Holdings, Inc. and Subsidiaries
Quarter Ended December 31, 2004

Company	Issued during Quarter			Balance at End of Quarter			
	Common Stock	External Long-Term Debt	Long-Term Promissory Notes	Short-Term Promissory Notes	Money Pool Advances [1]	External Short-term Debt	Capital Contributions Received
ATE Investment, Inc.	*	*	*	*	*	*	*
Atlantic Southern Properties, Inc.	*	*	*	*	*	*	*
Atlantic City Electric Company	0	0	0	0	0	32,730,000[2]	0
Delmarva Power & Light Company [3]	0	100,000,000	0	N/A	N/A	N/A	0

[1] Money pool interest rate at end of quarter = 2.542%
[2] Average weighted interest rate at end of quarter = 2.501%
[3] Long -term unsecured notes issued on 11/19/04 at 5%. Maturity date is 11/15/14.

* Confidential treatment requested.